Exhibit 99.1
AMENDMENT NUMBER 2023-2
LOWE’S 401(k) PLAN

This Amendment Number 2023-2 to the Lowe’s 401(k) Plan, as amended and restated effective as of January 1, 2023 (the “Plan”) is adopted by Lowe’s Companies, Inc. (the “Company”).
W I T N E S S E T H:
WHEREAS, the Company maintains the Plan for the benefit of its eligible employees and the eligible employees of its wholly-owned subsidiaries, which have adopted and participate in the Plan; and
WHEREAS, Section 15 of the Plan authorizes the amendment of the Plan by action of the Board of Directors of the Company or the Committee;
WHEREAS, the Company desires to amend the Plan to adopt certain provisions of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”); and
NOW, THEREFORE, the Company does hereby declare that the Plan be, and hereby is, amended as follows:
1.    A new Section 17(d) of the Plan is added effective as of January 1, 2023 and reads as follows:
(d) Coronavirus Aid, Relief, and Economic Security Act.

Notwithstanding the foregoing provisions of Section 17 of the Plan, whether a participant or beneficiary who would have been required to receive required minimum distributions in 2020 (or paid in 2021 for the 2020 calendar year for a participant with a required beginning date of April 1, 2021) but for the enactment of section 401(a)(9)(I) of the Code (“2020 RMDs”), and who would have satisfied that requirement by receiving distributions that are equal to the 2020 RMDs, will have the opportunity to elect whether or not to receive the 2020 RMD. All 2020 RMDs will be distributed as elected by the applicable participant or beneficiary. In the absence of a participant or beneficiary election as described in the preceding sentence, a participant or beneficiary’s 2020 RMD was distributed in accordance with the provisions of Section 17(a) – (c).

2.    A new Section 9(j), Coronavirus Related Distributions, is added to the Plan added and reads as follows:

(j) Coronavirus Related Distributions.

Notwithstanding any provision of the Plan to the contrary and subject to the provisions of this Section, a Participant who is a Qualified Individual (defined below) may request, by following such procedures as shall be specified by the Committee, a Coronavirus-Related Distribution from the individual’s nonforfeitable amount of such Participant’s Vested Accounts other than amounts that are pledged as security for a loan, for distribution during the period from January 1, 2020 through December 31, 2020 (the “CRD Distribution Period”).

(i) For purposes of this Section, the following definitions shall apply:

(X) The term Qualified Individual means a Participant who satisfies at least one of the following criteria: (i) the individual is diagnosed with the virus SARS-CoV-2 or with coronavirus disease 2019 (“COVID-19”) by a test approved by the Centers for Disease Control and Prevention (“CDC”); (ii) the individual’s spouse or dependent (as defined in Code section 152) is diagnosed with the virus SARS-CoV-2 or with COVID-19 by a test approved by the CDC; (iii) the individual experiences adverse financial consequences as a result of being quarantined, being furloughed or laid off or having work hours reduced due to the virus SARS-CoV-2 or COVID-19, being unable to work due to lack of child care due to the virus SARS-CoV-2 or COVID-19, closing or reducing hours of a business owned or operated by the individual due to the virus SARS-CoV-2 or COVID-19; (iv) the individual has a reduction in pay (or self-employment income), a job offer rescinded, or a start date for a job delayed, in each case, due to COVID-19; (v) the individual’s spouse or a member of the individual’s household is quarantined, furloughed, or laid off, has work hours reduced, is unable to work due to lack of childcare, has a reduction in pay (or self-employment income), has a job offer rescinded, or has a start date for a job delayed, in each case, due to COVID-19; (vi) the individual’s spouse or a member of the individual’s household owns or operates a business that closes or has reduced hours due to COVID-19; or (vii) other factors as determined by the Secretary of Treasury (or the Secretary’s delegate). The Corporate Benefits Committee may rely on the individual’s certification that the individual has satisfied the conditions for being treated as a Qualified Individual

(Y) A Coronavirus-Related Distribution means any distribution from the Plan to the Qualified Individual made during the CRD Distribution Period. In no event shall the aggregate amount of such distributions from the Plan and all other plans maintained by the Company or an affiliated company (within the meaning of Code section 414(b), (c), (m) or (o)) to the Qualified Individual exceed $100,000.

(ii) Repayment. A Qualified Individual who receives a Coronavirus-Related Distribution may, at any time during the three-year period beginning on the day after the date on which the Coronavirus-Related Distribution was received by the Qualified Individual, repay all or a portion of such Coronavirus-Related Distribution by making one or more contributions to the Plan in an aggregate amount not to exceed the amount of the Coronavirus-Related Distribution. The Plan’s receipt of any amount of a Coronavirus-Related Distribution that is so repaid within the three-year period shall be treated as the receipt of an eligible rollover distribution (as defined in Code section 402(c)(4) of the Code) having transferred in a direct trustee-to-trustee transfer within sixty (60) days of distribution. The Committee may apply the provisions of this clause (b) to the repayment of a Plan distribution that was made to a Qualified Individual during the CRD Distribution Period but was not treated as a Coronavirus-Related Distribution by the Plan at the time of distribution despite being eligible for such treatment as a Coronavirus-Related Distribution

(iii) Interpretation and Administration. This Section shall be interpreted and administered in accordance with the requirements of Section 2202(a) of the Coronavirus Aid, Relief, and Economic Security Act and any guidance issued thereunder, including I.R.S. Notice 2020-50. The Corporate Benefits Committee may establish such rules or procedures necessary to implement the provisions of this Section in accordance with such Act and such guidance.”

3.    Except as expressly or by necessary implication amended hereby, the Plan shall continue in full force and effect.

IN WITNESS WHEREOF, the Committee has caused this Amendment 2023-2 to be executed by a duly authorized member and effective on September 25, 2023.

LOWE’S COMPANIES, INC.

By: /s/ David R. Green